                                SCHEDULE 13G / A

                                (AMENDMENT NO. 3)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               EVANS BANCORP, INC.
                               -------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                   29911Q 20 8
                             -----------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment of subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  29911Q 20 8


1)       Name of Reporting Persons
         -------------------------

         William F. Barrett

2)       Check the Appropriate Box if a Member of a Group
         ------------------------------------------------

         Not Applicable

3)       Securities and Exchange Commission use only
         -------------------------------------------





4)       Citizenship or Place of Organization
         ------------------------------------

         William F. Barrett                   United States




















                                    p. 2 of 4
                                   Cover Page

5-8      Number of Shares Beneficially
         -----------------------------
         Owned by Each Reporting Person With:
         ------------------------------------


                                            William F. Barrett
                                            ------------------


5)       Sole
         Voting Power                             139,012 (a)

6)       Shared
         Voting Power                             -0-

7)       Sole
         Dispositive
         Power                                    139,012 (a)

8)       Shared
         Dispositive
         Power                                    -0-


-------------------------------------------------------------------------------


(a) On June 12, 2001, the issuer distributed a five-for-four stock dividend, payable to all holders of record of common stock on May 25, 2001. As a result, the reporting person received 27,802 additional shares of common stock.


















                                    p. 3 of 4
                                   Cover Page


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9)       Aggregate Amount Beneficially Owned by Each Reporting Person:
         -------------------------------------------------------------

                                                                  Common Stock
                                                                  ------------


         William F. Barrett                                        139,012


10)      Check box if the aggregate amount in Row 9 excludes certain
         -----------------------------------------------------------
         shares. |  |
         -------


11)      Percent of Class Represented by Amount in Row 9:
         ------------------------------------------------


                                                                  Common Stock
                                                                  ------------

         William F. Barrett                                        6.30%


12)      Type of Reporting Person:
         -------------------------

         William F. Barrett                                       INDIVIDUAL















                                    p. 4 of 4
                                   Cover Page

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                SCHEDULE 13G / A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a):        Name of Issuer:
                  ---------------

                           Evans Bancorp, Inc.


Item 1(b):        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                           14 - 16 North Main Street, Angola, New York


Item 2(a):        Name of Person Filing:
                  ----------------------

                           William F. Barrett


Item 2(b):        Address of Principal Business Office:
                  -------------------------------------

                           14 - 16 North Main Street, Angola, New York


Item 2(c):        Citizenship:
                  ------------

                           United States


Item 2(d):        Title of Class of Securities:
                  -----------------------------

                           Common Stock, par value $.50 per share


Item 2(e):        CUSIP Number:
                  -------------

                           29911Q 20 8


Item 3:           Not Applicable


Item 4(a):        Amount Beneficially Owned:
                  --------------------------

                                    Common Stock
                                    ------------

                                      139,012

Item 4(b):        Percent of Class:
                  -----------------

                                    Common Stock
                                    ------------

                                      6.30%

Item 4(c)(i):     Sole Power to Vote or to direct the vote -

                                Common Stock
                                ------------

                                 139,012 (a)

Item 4(c)(ii):    Shared Power to Vote or to direct the vote -

                                Common Stock
                                ------------

                                  -0-

Item 4(c)(iii):   Sole Power to dispose or to direct the disposition of -

                                Common Stock
                                ------------

                                 139,012 (a)


Item 4(c)(iv): Shared Power to dispose or to direct the disposition of -

                                Common Stock
                                ------------

                                  -0-

--------------------------------------------------------------------------------



(a) On June 12, 2001, the issuer distributed a five-for-four stock dividend, payable to all holders of record of common stock on May 25, 2001. As a result, the reporting person received 27,802 additional shares of common stock

Item 5:           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Not Applicable

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  -------------------------------------------------------------
                  Person:
                  -------

                  Not Applicable

Item 7:           Identification and Classification of the Subsidiary Which
                  --------------------------------------------------------------
                  Acquired the Security Being Reported on By the parent Holding
                  --------------------------------------------------------------
                  Company:
                  --------

                  Not Applicable

Item 8:           Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Not Applicable

Item 10:          Certification:
                  --------------

                  Not Applicable

Signature:        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             January 22, 2002


Signature:         /s/William F. Barrett
                  -------------------------------------------------------


Name/Title:       William F. Barrett, Director